UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 20, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Other Events.

Further to our announcement filed on Form 6K on January 3, 2020, the Company has reached an agreement with Bondholder to repay HK$23million (equivalent to approximately A$4.3million) Convertible Bonds ("Convertible Bonds") on the following schedule: i) HK$13 million (or about A$2.4million) to be paid on January 17, 2020 and ii) the remaining HK$10 million (or about A$1.9million) to be paid in equal installments over the next four(4) months from Feb to May. Furthermore the interest rate is changed to 15% per annum on the outstanding amount from the date of the maturity of the Convertible Bonds on January 3, 2020.

On January 20, 2020, the Company has entered into a Convertible Note Purchase Agreement with CIMB Limited ("the CN Agreement"), an independent third party. Pursuant to CN Agreement, CIMB will purchase from the Company a 10% convertible promissory note ("the Note") in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) maturing in two (2) years from the date of the agreement. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00 per share over the term of the Note. The CN Agreement is attached to this Report as Exhibits 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Convertible Note Purchase Agreement between Integrated Media Technology Limited and CIMB Limited dated January 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 21, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer